TRUE NORTH FINANCE CORPORATION
December 29, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	True North Finance Corporation
Post-Effective Amendment No. 5 to Registration Statement on Form S-1
(File No. 333-129919)
Application for Withdrawal Pursuant to Rule 477
Ladies and Gentlemen:
Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), True North Finance Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Post-Effective Amendment No. 5 to Registration Statement on Form S-1, File No. 333-129919 (collectively, the “Post-Effective Amendment”), as filed with the Commission on October 9, 2009.
In lieu of requesting effectiveness of the Post-Effective Amendment, the Company filed a new Registration Statement on Form S-1, File No. 333-163284, with the Commission on November 23, 2009, registering the same securities covered by the Post-Effective Amendment. The Company confirms that the Post-Effective Amendment was not declared effective by the Commission and no securities of the Company have been sold pursuant to the Post-Effective Amendment.
Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Post-Effective Amendment to the undersigned, facsimile number (952) 358-6121.
If you have any questions with respect to this matter, please contact the undersigned at (952) 358-6131.
Sincerely,

TRUE NORTH FINANCE CORPORATION
By:	/s/ Scott R. Carlson
	Name:	Scott R. Carlson
	Title:	Secretary

4999 France Avenue South, Suite 248, Minneapolis, Minnesota 55410 | tel 952.358.6120 | fax 952.358.6121